UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-36682

VERITEX HOLDINGS, INC.
(HUNTINGTON BANCSHARES INCORPORATED, AS SUCCESSOR BY MERGER TO VERITEX HOLDINGS, INC.)
(Exact name of registrant as specified in its charter)

c/o Huntington Bancshares Incorporated
as successor by merger to Veritex Holdings, Inc.
41 South High Street
Columbus, Ohio 43287
(614) 480-2265
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On October 20, 2025, Veritex Holdings, Inc. merged with and into Huntington Bancshares Incorporated, at which time the separate corporate existence of Veritex Holdings, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated (as successor by merger to Veritex Holdings, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2025	Huntington Bancshares Incorporated

	By:	/s/ Marcy C. Hingst
	Name:	Marcy C. Hingst
	Title:	General Counsel